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September 7, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	Delphi Jersey Holdings plc
Form 10-12B
Filed June 9, 2017
File No. 001-38110

Dear Mr. McWilliams:

On behalf of our client, Delphi Jersey Holdings plc (the “Company”), we hereby transmit for filing Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10-12B originally filed with the Securities and Exchange Commission on June 9, 2017 (the “Registration Statement”). The Company will deliver to you four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed on August 11, 2017.

If you have any questions regarding Amendment No. 2, please do not hesitate to contact me by telephone at (312) 876-7681 or at cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland
of LATHAM & WATKINS LLP

Enclosures

cc:	Liam Butterworth, President and Chief Executive Officer, Delphi Jersey Holdings plc
David M. Sherbin, Director, Delphi Jersey Holdings plc